UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   000-50959

Infiniti Solutions Ltd

(Exact Name of Registrant as specified in its charter)

17 Changi Business Park Central 1, #06-09 Honeywell Building, Singapore 486073

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, US$0.30 par value per share
(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 20

     Pursuant to the requirements of the Securities Exchange Act of 1934, Infiniti Solutions Ltd has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

INFINITI SOLUTIONS LTD
DATE: February 7, 2005	By:	/s/ Inderjit Singh
		Name:	Inderjit Singh
		Title:	President and Chief Executive Officer